P.E. 1/22/02


02011422



FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

January 22, 2002

Cableuropa, S.A.
(Registrant's name)

333-10976-01
(Commission file number)


PROCESSED
JAN 24 2002
THOMSON
FINANCIAL

Edificio Belagua, calle Basauri 7-9,
Urbanización La Florida
28023 Aravaca,
Madrid, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

Special Note to Filing Desk

This report is filed by Cableuropa S.A., ("Cableuropa") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, Cableuropa is not required to file reports electronically via EDGAR.



ONO GROUP
CABLEUROPA, S.A. AND SUBSIDIARIES

INDEX

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Page



ONO GROUP
CABLEUROPA, S.A. AND SUBSIDIARIES

EXHIBIT 1: CABLEUROPA PRESS RELEASE DATED January 10, 2002

ONO CONTINUES WITH CORPORATE STRUCTURE SIMPLIFICATION

- **SEVEN GROUP OPERATING COMPANIES MERGED INTO CABLEUROPA**
- **NEW HOLDING COMPANY CREATED FOR ONO GROUP**

Madrid, Spain – 10 January 2002

ONO, (www.ono.es), Spain's leading integrated broadband service provider, today announced the completion of a further stage of its corporate structure simplification. Seven of the operating companies in the ONO group, all of which were 100% owned by Cableuropa, have been merged into Cableuropa, S.A., their immediate parent company. At the same time a holding company, Grupo Corporativo ONO, S.A., has been created to own all of the outstanding shares of Cableuropa.

The award of cable licences in Spain in 1997 and 1998 was made to a different corporate body in each of the relevant franchise areas. The ONO group has twelve cable franchise areas and thus previously had twelve individual legal entities in the group each holding a cable licence, with Cableuropa providing centralised management services to them. In a number of cases these cable licence holding companies were not 100% owned by Cableuropa, although all were controlled by Cableuropa, principally due to the strategy adopted by Cableuropa and its shareholders for the licence bidding process.

Over the past three years, Cableuropa and its shareholders have worked together to simplify the ONO group structure. This has entailed Cableuropa gradually acquiring 100% ownership of its cable licence holding subsidiaries. This has been done principally through the roll-up of minority shareholder's shareholdings in the cable licence holding companies into the VAL Telecomunicaciones vehicle, which has a direct shareholding in Cableuropa.

Seven of these cable licence holding companies have now been merged into Cableuropa. Aside from the simplification of the group structure, other reasons for this exercise include the reduction of the administrative burden of having to maintain a large number of different group companies. It is anticipated that this reduction will lead to cost savings.

Two corporate structure diagrams are attached to this release, one showing the situation before the merger and one after.



ONO GROUP
CABLEUROPA, S.A. AND SUBSIDIARIES

About ONO:

ONO is the largest integrated broadband service provider in Spain, offering telecommunications, television and internet services to residential and business customers in franchises serving over 4 million homes and 300,000 businesses. ONO is managed by Callahan Associates International and its shareholders include BSCH, GE Capital, Bank of America, Caisse de dépôt et placement du Québec, Grupo Ferrovial, Grupo Multitel and VAL Telecomunicaciones.

Safe Harbour Statement Under the Private Securities Litigation Reform Act of 1995:

Certain statements in this release are forward looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group businesses, which include among others, competitive developments, risks associated with ONO's growth, the development of its markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which are presented in the ONO (Cableuropa, S.A.) filings with the Securities and Exchange Commission.

For further information, please contact:

Michael Vorstman
Chief Financial Officer
(+ 34) 91 180 9336
michael.vorstman@ono.es

Jonathan Cumming
Group Treasurer
(+ 34) 91 180 9444
jonathan.cumming@ono.es

Alejandra Moore
Grupo Albion
(+ 34) 670 799 335
Amoore@grupoalbion.com


BEFORE
SCH
18.62%
Grupo Ferrovial, S.A.
10.12%
Spaincom
48.09%
Grupo Multitel, S.A.
10.10%
VAL Telecomunicaciones
13.07%
ONO Holdings PLC
98%
ONO Finance PLC
High yield bond Issuer
Cableuropa, S.A.
2%
Borrowers under Euro 800mm senior bank facility are Cableuropa, each of the twelve Spanish cable operating companies, ONOLab, ONONet and ONO Service Provider
Twelve cable operating companies, ONO SP and Univertel are co-obligors of the bonds with Cableuropa on an unsecured senior subordinated basis
ONO Lab
100%
ONO Net
100%
ONO Lab and ONO Net are not co-obligors of the HY bonds
Albacete
100%
Andalucia
99%
Mallorca
100%
Valencia
North 98%
Murcia
99%
TDC Sanlucar
100%
ONO Service
Provider 100%
Univertel
100%
(Portugal)
Puerto
100%
Cadiz
100%
Huelva
100%
Valencia
South 98%
Santander
100%
Valencia
98%

AFTER


SCH
16.62%
Grupo Ferrovial, S.A.
10.12%
Spaincom
48.09%
Grupo Multitel, S.A.
10.10%
VAL Telecomunicaciones
13.07%
GRUPO CORPORATIVO
ONO, S.A.
ONO Holdings PLC
98%
ONO Finance PLC
High yield bond Issuer
Cableuropa, S.A.
100%
2%
Borrowers under Euro 800mm senior bank facility are Cableuropa, the five remaining Spanish cable operating companies, ONO Lab, ONO Net and ONO Service Provider
Five remaining cable operating companies, ONO SP and Univertel are co-obligors of the bonds with Cableuropa on an unsecured senior subordinated basis
ONO Lab
100%
ONO Net
100%
Andalucia
99%
Valencia
98%
Valencia North
98%
Murcia
99%
Valencia South
98%
ONO Service
Provider 100%
Univertel
100%
(Portugal)
ONO Lab and ONO Net are not co-obligors of the HY bonds



ONO GROUP
CABLEUROPA, S.A. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CABLEUROPA SA

Date: January 22, 2002

By: /s/ Richard Alden

Richard Alden
Chief Executive Officer

By: /s/ Michael Vorstman

Michael Vorstman
Chief Financial Officer and Chief Accounting Officer